Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 24, 2013	Financial Contact: James A. Graner (612) 623-6635 Media Contact: Bryce Hallowell (612) 623-6679

Graco Reports Record Sales and Earnings

Earnings Up 47 Percent on Sales Increase of 15 Percent

MINNEAPOLIS, MN (April 24, 2013) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 29, 2013.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended
	Mar 29, 2013	Mar 30, 2012	% Change
Net Sales	$269.0	$234.1	15%
Net Earnings	52.1	35.4	47%
Diluted Net Earnings per Common Share	$0.84	$0.58	45%

—	Powder Finishing operations acquired in April 2012 contributed 14 percentage points of sales growth.

—	Contractor segment operating earnings increased 31 percent, driven by double-digit percentage sales growth in the Americas.

—	Acquisition and divestiture costs included in operating expenses decreased by $4 million.

—	Other expense (income) includes dividend income of $4 million received from the Liquid Finishing businesses held as a cost-method investment.

—	Changes in currency translation rates did not have a significant effect on operating results.

“Sales in the first quarter achieved a new record for the Company, driven by the 2012 acquisition of the Gema powder finishing business and strong double-digit growth by our Contractor business in the Americas,” said Patrick J. McHale, Graco’s President and Chief Executive Officer. “The Industrial segment began the year slower than expected, with softness in the Americas and the EMEA region. This was partially offset by Graco’s Asia Pacific Industrial business, which returned to growth. Lubrication segment sales were soft in Asia Pacific, as demand in the mining sector remained weak, somewhat offset by strength in EMEA. Gross margins Company-wide were solid, reflecting continued performance by Graco’s factories and further improvements in the Gema business, significantly contributing to the Company’s record earnings in the first quarter.”

Consolidated Results

Sales increased 15 percent, including increases of 10 percent in the Americas, 26 percent in EMEA and 16 percent in Asia Pacific.

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Sales included $32 million from Powder Finishing operations acquired in April 2012, including $7 million in the Americas, $16 million in EMEA and $9 million in Asia Pacific. Sales from legacy operations (excluding Powder Finishing) were up 4 percent in the Americas, down 4 percent in EMEA and flat in Asia Pacific.

Gross profit margin, expressed as a percentage of sales, was 56 percent, down one-half percentage point from the first quarter last year. The unfavorable effect of lower margin rates from acquired Powder Finishing operations was offset somewhat by realized price increases and manufacturing cost improvements.

Total operating expenses increased by $5 million, but included $9 million from Powder Finishing operations. Acquisition and divestiture costs included in operating expenses decreased by $4 million.

Other expense (income) included dividends of $4 million received from the Liquid Finishing businesses that are required to be held separate from the Company’s other businesses and accounted for as a cost-method investment.

The effective income tax rate of 27 percent was 8 percentage points lower than first quarter last year. This year’s rate includes the impact of the federal R&D credit that was renewed in the first quarter, effective retroactive to the beginning of 2012. There was no R&D credit recognized in 2012. The effective rate in 2013 also reflects the effects of the after-tax dividend income received from the Liquid Finishing businesses held separate.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks
	Industrial	Contractor	Lubrication

Net sales (in millions)	$164.2	$77.6	$27.2
Percentage change from last year
Sales	22%	8%	(3)%
Operating earnings	14%	31%	(16)%
Operating earnings as a percentage of sales
2013	34%	21%	19%
2012	36%	17%	22%

Industrial segment sales increased 22 percent, including $32 million from Powder Finishing operations. Sales from legacy operations were down 2 percent, mostly from an 8 percent decrease in EMEA, partially offset by a 3 percent increase in Asia Pacific. Operating margin rate for this segment decreased due to the lower rate earned in the Powder Finishing operations.

Contractor segment sales increased 8 percent, mostly in the Americas, where sales were strong in both the paint store and home center channels. Higher sales volume, improved gross margin rate and expense leverage led to a higher operating margin rate in the Contractor segment.

Lubrication segment sales decreased 3 percent. Increases in the Americas and EMEA were more than offset by a decrease in Asia Pacific, where several large industrial lubrication transactions in 2012 were not repeated in 2013. Lower volume led to a decrease in operating earnings in the Lubrication segment.

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Acquisition in 2012

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc. The acquisition included Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

Pursuant to a March 2012 order, the Liquid Finishing businesses were to be held separate from the rest of Graco’s businesses while the United States Federal Trade Commission (“FTC”) considered a settlement with Graco and determined which portions of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order which requires Graco to sell the Liquid Finishing business assets, including business activities related to the development, manufacture, and sale of products under the Binks®, DeVilbiss®, Ransburg® and BGK® brand names, no later than 180 days from the date the order becomes final. The FTC has not yet issued its final decision and order.

The Company has retained the services of an investment bank to help it market the Liquid Finishing businesses and identify potential buyers. While it seeks a buyer, Graco must continue to hold the Liquid Finishing business assets separate from its other businesses and maintain them as viable and competitive.

The Company does not control the Liquid Finishing businesses, nor is it able to exert influence over those businesses. Consequently, the Company’s investment in the shares of the Liquid Finishing businesses has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income.

The Liquid Finishing businesses generated sales of $63 million and EBITDA of $14 million in the first quarter.

Outlook

“We remain focused on achieving year-over-year sales growth in every region of the world in 2013,” stated McHale. “We believe the recovery in the U.S. housing market should result in double-digit growth in our Contractor Americas business for the year. The general industrial environment in the Americas is stable, despite a disappointing first quarter for our Industrial segment, and should result in low-to-mid single-digit growth for 2013. Challenging macroeconomic conditions in Western Europe and Asia Pacific continue to be a headwind, but our new product development, channel expansion and sales initiatives are expected to drive modest growth in EMEA and Asia Pacific in 2013.”

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, our Form 10-Qs and Form 8-Ks, and other disclosures, including our 2012 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: changes in laws and regulations; economic conditions in the United States and other major world economies; whether we are able to locate, complete and effectively integrate acquisitions; whether we are able to effectively and timely complete a divestiture of the acquired Liquid Finishing businesses, which has not been completed and remains subject to FTC approval; risks incident to conducting business internationally, including currency fluctuations and political instability; supply interruptions or delays; the ability to meet our customers’ needs, and changes in product demand; new entrants who copy our products or infringe on our intellectual property; results of and costs associated with, litigation, administrative proceedings and regulatory reviews incident to our business; compliance with anti-corruption laws; the possibility of decline in purchases from few large customers of the Contractor segment; fluctuations in new construction and remodeling activity; natural disasters; and security breaches. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2012 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 25, 2013, at 11:00 a.m. ET, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on April 25, 2013, by dialing 800-406-7325, Conference ID #4612085, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through April 28, 2013.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and coating materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

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GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
(in thousands, except per share amounts)	Mar 29, 2013	Mar 30, 2012
Net Sales	$269,046	$234,122
Cost of products sold	118,402	101,943

Gross Profit	150,644	132,179
Product development	12,421	11,638
Selling, marketing and distribution	43,354	38,026
General and administrative	23,372	24,546

Operating Earnings	71,497	57,969
Interest expense	4,762	3,689
Other expense (income), net	(4,395)	299

Earnings Before Income Taxes	71,130	53,981
Income taxes	19,000	18,600

Net Earnings	$52,130	$35,381

Net Earnings per Common Share
Basic	$0.86	$0.59
Diluted	$0.84	$0.58
Weighted Average Number of Shares
Basic	60,961	60,052
Diluted	62,408	61,338

Segment Information (Unaudited)

	Thirteen Weeks Ended
	Mar 29, 2013	Mar 30, 2012
Net Sales
Industrial	$164,175	$134,103
Contractor	77,628	71,986
Lubrication	27,243	28,033

Total	$269,046	$234,122

Operating Earnings
Industrial	$55,219	$48,313
Contractor	16,432	12,539
Lubrication	5,141	6,089
Unallocated corporate (expense)	(5,295)	(8,972)

Total	$71,497	$57,969

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

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